                                   Exhibit E

                            Joint Filing Agreement


This Agreement is entered into as of this 17th Day of April, 2000 by an between Reading Entertainment, Inc. ("Reading"), its wholly owned subsidiary FA, Inc ("FA"), Craig Corporation ("Craig") and Citadel Holding Corporation (Citadel").

It is hereby agreed between the parties hereto that they will make a joint filing on Schedule 13D with respect to the acquisition by FA of 8,999.900 shares of the Common Stock, par value $.05 per share, of National Auto Credit, Inc. Each of the parties understands its obligations under Rule 13d-1(k) with respect to such a joint filing.


                              Reading Entertainment, Inc.


                              By:/s/ S. Craig Tompkins
                                 -------------------------------------
                                 S. Craig Tompkins, Vice Chairman



                              FA, Inc.



                              By:/s/ S. Craig Tompkins
                                 -------------------------------------
                                 S. Craig Tompkins, Vice President

                              Craig Corporation



                              By:/s/ S. Craig Tompkins
                                 -------------------------------------
                                 S. Craig Tompkins, President

                              Citadel Holding Corporation



                              By:/s/ S. Craig Tompkins
                                 -------------------------------------
                                 S. Craig Tompkins,
                                 Vice Chairman and Corporate Secretary

                                   Schedule 1
                                   ----------

Information with respect to the Executive Officers and Directors of FA, Inc. is
-------------------------------------------------------------------------------
as follows:
-----------

FA, Inc. ("FA") is a wholly owned subsidiary of Reading Entertainment, Inc., ("REI" and collectively with its consolidated subscribers "Reading") and is engaged principally in the business of owning its membership interest in the Angelika Film Center and in the equipment leasing business. FA's business address is.103 Springer Building, 3411 Silverside Road, Wilmington, DE 19801. Set forth below is certain information with respect to the Executive Officers and Directors of FA. Inc.

Robert F. Smerling:  President.  Business Address:  c/o Reading Entertainment,
     Inc. One Penn Square West, 30 S. Fifteenth Street, Suite 1300, Philadelphia, Pennsylvania 19102. Principal business: Mr. Smerling a Director and the President of Reading Entertainment, Inc., and of various of its subsidiaries. Reading is discussed below.

Charles S. Groshon:  Vice President and Secretary.  Business Address:  c/o
     Reading Entertainment, Inc. One Penn Square West, 30 S. Fifteenth Street, Suite 1300, Philadelphia, Pennsylvania 19102. Principal business: Mr. Groshon is the Vice President of Finance of REI and of various of its subsidiaries. Reading is discussed below.

James A. Wunderle: Vice President and Treasurer.  Business Address:  c/o Reading
     Entertainment, Inc. One Penn Square West, 30 S. Fifteenth Street, Suite 1300, Philadelphia, Pennsylvania 19102. Principal business: Mr. Wunderle is the Chief Financial Officer of REI and of various of its subsidiaries. Reading is discussed below.

George P. Warren, Jr.: Vice President:  Business Address:  c/o Reading
     Entertainment, Inc. One Penn Square West, 30 S. Fifteenth Street, Suite 1300, Philadelphia, Pennsylvania 19102. Principal business: Mr. Warren is an employee of Reading is discussed below.

S. Craig Tompkins: Vice President. Business Address: c/o Craig Corporation, 550 South Hope Street, Suite 1825, Los Angeles, CA 90071. Principal business: . Mr. Tompkins is the Vice Chairman and Corporate Secretary of REI and of various of its subsidiaries, a Director and President of Craig Corporation ("CC"), and Vice Chairman and Corporate Secretary of Citadel
     Holding Corporation ("CHC").    Mr. Tompkins is also a director of G&L
     Realty, Inc. (an NYSE listed REIT specializing in health care properties). Reading, Craig and Citadel are discussed below.

Anthony V. Scoma:  Assistant Secretary.  c/o Reading Entertainment, Inc. One
     Penn Square West, 30 S. Fifteenth Street, Suite 1300, Philadelphia, Pennsylvania 19102. Principal business: Mr. Scoma is the Financial Analyst/Office Manager of REI and of various of its subsidiaries. Reading is discussed below.

Set forth below is certain information with respect to the Executive Officers
-----------------------------------------------------------------------------
and Directors of Citadel, other than those individuals already discussed above.
-------------------------------------------------------------------------------

Citadel Holding Corporation ("CHC" and collectively with its consolidated subsidiaries "Citadel") is principally in the business of owning and managing its commercial real estate and agricultural assets. CHC's business address is 550 S. Hope Street, Los Angeles, California 90071.

James J. Cotter: Chief Executive Officer and Chairman of the Board. Business address: c/o Citadel Holding Corporation, 550 S. Hope Street, Suite 1825, Los Angeles, California 90071. Principal business: Consultant. Mr. Cotter is the Chairman of the Board of Directors of CHC, CC, and REI and of various of their subsidiaries, and a director of The Decurion Corporation (real estate and cinema exhibition). Craig and Reading are discussed below.

Robert M. Loeffler: Director.  Business address: c/o Citadel Holding
     Corporation, 550 S. Hope Street, Suite 1825, Los Angeles, California, 90071; Principle business: Director Mr. Loeffler is also a director of CC and REI. Mr. Loeffler has been a director of PaineWebber Group, Inc. since 1978. Mr. Loeffler is a retired attorney and was Of Counsel to the California law firm of Wyman Bautzer Kuchel & Silbert from 1987 to March 1991. He was Chairman of the Board, President and Chief Executive Officer of Northview Corporation from January to December 1987 and a partner in the law firm of Jones, Day, Reavis & Pogue until December 1986. Mr. Loeffler is also a director of Advanced Machine Vision Corp. Craig and Reading are discussed below.

Andrzej J. Matyczynski: Chief Financial Officer of CHC Business address: c/o
     Citadel Holding Corporation, 550 S. Hope Street, Suite 1825, Los Angeles, California, 90071. Principal business: Executive. Mr. Matyczynski is also the Chief Financial Officer of CC and the Chief Administrative Officer of REI. Prior to joining the Company, Mr. Matyczynski was the Finance Director of Beckman Coulter, Inc. Mr. Matyczynski was associated with Beckman Coulter and its predecessors for more than the past twenty years and also served as a director of certain Beckman Coulter subsidiaries. Reading and Craig are discussed herein.

Brett Marsh: Vice President of Real Estate of CHC  Business address:  c/o
     Citadel Holding Corporation, 550 S. Hope Street, Suite 1825, Los Angeles, California 90071. Principal business: Executive. Mr. Marsh is also Vice President of Real Estate for Reading. Reading is discussed below.

William C. Soady: Director  Business address:  c/o Citadel Holding Corporation,
     550 S. Hope Street, Suite 1825, Los Angeles, California, 90071. Principle business: Director. Mr. Soady is self-employed.

Alfred Villasenor Jr.: Director.  Business address, c/o Citadel Holding
     Corporation, 550 S. Hope Street, Suite 1825, Los Angeles, California 90071; principal business activity: executive. Mr. Villasenor is the President and the owner of Unisure Insurance Services, Incorporated, a corporation specialized in the life, business life and group health insurance business, which has offices at 2214 Torrance Boulevard, Suite 201, Torrance, CA 90501.

Set forth below is certain information with respect to the Executive Officers
-----------------------------------------------------------------------------
and Directors of Craig, other than those individuals already discussed above.
-----------------------------------------------------------------------------

Craig Corporation ("CC" and collectively with its wholly owned subsidiaries "Craig") is principally in the business of acquiring and holding controlling interests in other publicly held companies, and providing management and consulting services to such companies. At the present time, Craig's principal holdings are equity securities in Reading Entertainment, Inc. and Citadel
Holding Corporation.    Craig's business address is 550 S. Hope Street, Los
Angeles, California 90071

Margaret Cotter: Director.  Business address:  c/o Craig Corporation, 550 S.
     Hope Street, Suite 1825, Los Angeles, California 90071. Principal business: Executive. Ms. Cotter is a member of the New York Bar, and the Vice President of Cecelia Packing Corporation, a company which is engaged in the citrus packing and marketing business in California, with offices at 24780 East South Avenue, Orange Cove, California 93646, and a Director of Big 4 Ranch, Inc., an affiliate of Craig and Reading. Ms. Margaret Cotter is also the Senior Vice President of Union Square Management, Inc. (live theater management).

William D. Gould: Director. Business address:  c/o Craig Corporation, 550 S.
     Hope Street, Suite 1825, Los Angeles, California 90071; principal business:
     Attorney with the law firm of Troy & Gould.

Gerard P. Laheney: Director. Business address:  c/o Craig Corporation, 550 S.
     Hope Street, Suite 1825, Los Angeles, California 90071.; Principal business: Executive and financial advisor. Mr. Laheney owns and operates Aegis Investment Management Company, a financial advisory business located at 3325 Clubheights, Colorado Springs, CO 80906.

Set forth below is certain information with respect to the Executive Officers an Directors of Reading, other than those individuals already discussed above.

Reading Entertainment, Inc., ("REI" and collectively with its consolidated subsidiaries, "Reading") is principally in the business of developing, owning and operating cinemas in Australia, New Zealand, the United States and Puerto Rico and of developing, owning and operating cinema based entertainment centers in Australia and New Zealand


Kenneth S. McCormick: Director.  Business Address:  c/o  One Penn Square West,
     30 S. Fifteenth Street, Suite 1300 Philadelphia, Pennsylvania 19102. Business activity: Director and Investor and Financial Consultant. Mr. McCormick is self-employed.

Scott A. Braly:  Director.  Business Address:  c/o  One Penn Square West, 30 S.
     Fifteenth Street, Suite 1300 Philadelphia, Pennsylvania 19102. Business activity: Director, Investor and Business Executive. Mr. Braly is currently self-employed.

Ellen M. Cotter: Vice President--Business Affairs.  Business address; 950 Third
     Avenue, 30th Floor, New York, NY 10022; principal business activity:
     Executive.


To the best knowledge of the Filing Parties, none of the above individuals have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Likewise, to the best knowledge of the Filing Parties, none of the above individuals was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best knowledge of the Filing Parties, all of the above individuals are citizens of the United Sates of America.

                                   Schedule 2
                                   ----------

                           Certificate of Designation
                           --------------------------

          CERTIFICATE OF DESIGNATION, NUMBER, POWERS, PREFERENCES AND
         RELATIVE, PARTICIPATING, OPTIONAL AND OTHER SPECIAL RIGHTS AND
            THE QUALIFICATIONS, LIMITATIONS, RESTRICTIONS, AND OTHER
                         DISTINGUISHING CHARACTERISTICS
                                     OF THE
                      SERIES A CONVERTIBLE PREFERRED STOCK
                                       OF
                           NATIONAL AUTO CREDIT, INC.

The undersigned hereby certify that:

1. The name of the corporation is National Auto Credit, Inc. (hereinafter referred to as the "Corporation"), a corporation organized and existing under the laws of the State of Delaware.

2. The certificate of incorporation of the Corporation, as amended, authorizes the issuance of two million shares of Preferred Stock, par value $.05 per share, and expressly vests in the Board of Directors of the Corporation the authority provided therein to issue any or all of said shares as a class without series, or if so determined from time to time by the board of directors, either in whole or in part in one or more series, each series to be expressly designated by distinguishing number, letter, or title prior to the issuance thereof; and to designate the number, rights, preferences, privileges and other special rights and the qualifications, limitations, restrictions, and other distinguishing characteristics thereof.

3. The Board of Directors of the Corporation, pursuant to the authority expressly vested in it as aforesaid and pursuant to the provisions of the Delaware General Corporation Law, has adopted the following resolutions creating a Series "A" issue of Preferred Stock:

     WHEREAS, Article FOURTH of the certificate of incorporation, as amended (the "Certificate of Incorporation"), authorizes the Corporation to issue up to 2,000,000 shares of Preferred Stock as a class without series, or if so determined from time to time by the Board of Directors; either in whole or in part in one or more series, each series to be expressly designated by distinguishing number, letter, or title prior to the issuance thereof.

     WHEREAS, the Board of Directors is authorized by the Certificate of Incorporation, to designate the number, rights, preferences, privileges and other special rights and the qualifications, limitations, restrictions, and other distinguishing characteristics of one or more series of Preferred Stock;

     WHEREAS, no series of such preferred stock has been previously designated, and the Corporation now wishes to designate one hundred (100) of such shares of Preferred Stock to be Series A Convertible Preferred Stock; and to designate the number, rights, preferences, privileges and other special rights and the qualifications, limitations, restrictions, and other distinguishing characteristics of the same;

     NOW, THEREFORE, RE IT RESOLVED, that the Board of Directors hereby fixes and determines the designation and the number of shares constituting, and the rights, preferences, privileges and other special rights and the qualifications, limitations, restrictions and other distinguishing characteristics of a new series of Preferred Stock, as follows:

1. Designation. The series of preferred stock provided for by this resolution shall be designated "Series A Convertible Preferred Stock" (hereinafter referred to as the "Series A Preferred Stock").

2. Authorization. The number of shares constituting the Series A Preferred Stock shall be one hundred (100) shares having a par value of $0.05 per share. Such number may not be increased or decreased without the vote or consent of the holders of a majority of the shares of Series A Preferred stock then outstanding.

3. Dividends. The holders of the Series A Preferred Stock shall be entitled to receive such dividends as may be declared and paid from time to time by the Board of Directors of the Corporation, prior to and in preference to the holders of Common Stock. For purposes solely of the Series A Preferred Stock's entitlement to dividends, a share of Series A Preferred Stock shall be treated as equivalent to a share of the Corporation's Common Stock, subject to adjustment pursuant to Section 5 hereof, so that the Board of Directors shall not declare or pay any dividends on the Common Stock unless it shall have declared and paid prior thereto an equivalent dividend (as adjusted pursuant to Section 5 hereof).

4.   Conversion Rights.

     (a) At any time, at the option of the holder, and subject to the antidilution provisions set forth in Section 5, each share of outstanding Series A Preferred Stock may be converted into one share of the Corporation's Common Stock. To exercise this conversion right, the holder shall deliver written notice to the Corporation stating the number shares of Series A Preferred Stock which it intends to convert, along with the certificate or certificates representing the whole number of shares Series A Preferred Stock which the holder intends to so convert into Common Stock.

     (b) Promptly after the surrender of Series A Preferred Stock by the holder under Section 4 (a) hereof, and receipt thereof by the Corporation, the Corporation shall issue and deliver, or cause to be issued and delivered, to the holder a certificate or certificates for the number of whole shares of Common Stock issuable upon the conversion of such Series A Preferred Stock. The date of the issuance of such Common Stock shall be the "Conversion Date." No fractional shares shall be issued upon conversion of the Series A Preferred Stock into shares of Common Stock; the number of shares of Common Stock issued upon conversion of the Series A Preferred Stock shall be rounded to the nearest whole number of shares. To the extent permitted by law, the conversion shall be deemed to have been effected as of the close of business on the Conversion Date (or on the next preceding business day if the Conversion Date is not a business day) and at that time the rights of the holder of Series A Preferred Stock, as such holder, shall cease, and the holder of the Series A Preferred Stock shall become the holder of record shares of Common Stock and shall solely be entitled to the rights and preferences of the holders of shares of Common Stock.

     (c) Notwithstanding anything herein to the contrary, on any liquidation of the Corporation, the right of conversion of the Series A preferred Stock shall terminate at the close of business on the last full business day before the date fixed for payment of the amount distributable on the Series A Preferred Stock.

5. Antidilution Rights. The Conversion Price and the number of shares issuable upon conversion shall be subject to adjustment as follows:

     (a) In case the Corporation shall (i) declare a dividend on its Common Stock payable in shares of its Common Stock, (ii) subdivide its outstanding shares of Common Stock, into a greater number of shares, (iii) combine its outstanding shares of Common Stock into a smaller number of shares, or (iv) issue any shares of its capital stock by reclassification of the Common Stock (including any such reclassification in connection with a consolidation or merger in which the Corporation is the continuing corporation), then, and in each case, the Conversion Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification shall be proportionately adjusted so that the holder of any shares of the Series A Preferred Stock surrendered for conversion after such time shall be entitled to receive the kind and amount of shares such holder would have owned or have been entitled to receive had such shares of the Series A Preferred Stock been convened immediately prior to the time of such dividend, subdivision, combination, or reclassification. Such adjustment shall be made successively whenever any event listed above shall occur.

     (b) In case of any consolidation or merger of the Corporation with or into any other corporation (other than a consolidation or merger in which the Corporation is the surviving or continuing Corporation), or in case of any sale or transfer of all or substantially all of the assets of the Corporation, the holder of each share of the Series A Preferred Stock, shall have after such reorganization, classification, consolidation, merger, sale or transfer, the right to convert such shares of the Series A Preferred Stock solely into (or redeem such share for, out of funds legally available for the purpose, as the case may be) the kind and amount of shares of stock and other securities and property including cash) which such holder would have been entitled to receive had such share of Series A Preferred Stock been converted immediately prior to such consolidation, merger, sale or transfer.

     (c) In case the Corporation shall distribute to holders of its Common Stock shares of its capital stock (other than Common Stock), stock or other securities of other persons, evidences of indebtedness issued by the corporation or other persons, assets (excluding cash dividends) or options or rights (excluding options to purchase and rights to subscribe for Common Stock or other securities of the corporation convertible into or exchangeable for Common Stock), then, in each such case, the holders of the Series A Preferred Stock shall, from and after the distributions of holders of Common Stock, be entitled upon Conversion to receive the number and kind of securities such holder would have received if such holder's shares had been converted immediately prior to the record date for determining holders of Common Stock entitled to such distribution.

     (d) Whenever there is an adjustment in the Conversion Price and/or the number or kind of securities issuable upon conversion of the Series A Preferred Stock, as provided herein, the Corporation shall promptly file in the custody of its Secretary, a certificate signed by an officer of the Corporation, showing in detail the facts requiring such adjustment, the number and kind of securities issuable upon conversion of Series A Preferred Stock upon such adjustment, and the Conversion Price; and notice of such adjustment along with a duplicate officers certificate shall be sent by registered mail, postage paid, to each holder at its address as it shall appear in the Corporation's Stock Register.

     (e) The Corporation will not through any reorganization, recapitalization, transfer of assets, consolidation merger, dissolution, issue or sale of securities or any other voluntary action, avoid or modify or seek to avoid or modify the observance or performance of any of the terms to be observed or performed hereunder by the corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Agreement and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of Series A Preferred Stock against impairment.

6. Shares Reserved for Issuance. The Corporation shall at all times reserve and keep available and free of preemptive rights out of its authorized but unissued Common Stock, solely for the purpose of effecting the conversion of the Series A Preferred Stork, such number of shares of Common Stock (or such other shares or securities as may be required) as shall from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Stock and if at any time the number of authorized but unissued shares of Common Stock (or any such other shares or other securities) shall not be sufficient to effect the conversion of all then outstanding Series A Preferred Stock, the Corporation shall take such action as may be necessary to increase the authorized but unissued shares of Common Stock (or other shares or other securities) to such number of shares as shall be sufficient for such purposes.

7.   Voting Rights.

     (a) Except as otherwise provided in this Section 7, the shares of Series A Preferred Stock shall not, as a single class with the shares of Common Stock and each share of Series A Preferred Stock shall have as many votes us the number of shares of Common Stock into which it is convertible as of the record date relating to a given vote, provided that, to the extent required by law or by the Corporation's Certificate of Incorporation, in the case of the election of directors, holders of Series A Preferred Stock shall be entitled to one vote per share of Series A Preferred Stock without regard to the number or kind shares into which such shares shall then be convertible.

     (b) So long as any shares of Series A Preferred Stock are outstanding, each share of Series A Preferred Stock shall be entitled to vote, or to submit a consent, together with the Common Stock of the Corporation, voting together as a single class, upon any matter as to which the Common Stock is entitled to vote or consent as a class under the Corporation's Certificate of incorporation or under Delaware law. Such consent or vote may be given in person or by proxy, either in writing without a meeting, or by vote at any meeting called for the purpose of obtaining such vote.

     (c) In addition to the voting rights provided by Sections 7(a) and (b) above so long as any shares of Series A Preferred Stock are outstanding,
     (i) no amendment to the Certificate of Incorporation (except for the designation of one or more series of Preferred Stock pursuant to Article FOURTH of the Certificate of Incorporation, which shall not require the approval of the Series A Preferred Stock if a series so designated does not rank prior to the Series A Preferred Stock with respect to dividends or on liquidation) and no amendment to the Bylaws of the Corporation by the stockholders of the Corporation may be effected without the prior vote or written consent of a majority of those shares of Series A preferred Stock outstanding voting as a class and (ii) to the extent (if any) permitted by law no director may be removed from the Board of Directors of the Corporation without the prior vote or written consent of a majority of those shares of Series A Preferred Stock outstanding, voting as a class. Such consent or vote may be given in person or by proxy, either in writing without a meeting, or by vote at any meeting called for the purpose of obtaining such vote. Each share of Series A Preferred Stock shall, in either such event be entitled to a single vote or consent.

8. Redemption Rights. Neither the Corporation nor the holders of Series A Preferred Stock shall have any redemption rights with respect to the Series A Preferred Stock except and to the extent that an adjustment in the conversion rate made pursuant to Section 5 shall require that the Series A Preferred Stock is convertible (in whole or in part) into cash.

9.   Liquidation, Dissolution and Winding Up.

     (a) In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, each holder of Series A Preferred Stock shall have the right to receive a distribution of assets of the Corporation equal to $1.50 per share from any of the Corporation's assets then available for distribution (i) pari passu with the holders of any other Series of Preferred Stock and (ii) before any distribution in connection with the liquidation, dissolution and winding up is made to the holders of Common Stock, all, in accordance with the Delaware General Corporation Law. If the assets of the Corporation are not sufficient to pay in full the liquidation payments payable to the holders of the Series A Preferred Stock, then the holders of such shares shall share ratably in such distribution of assets (i) pari passu with the holders of any other series of Preferred Stock and (ii) before any distributions in connection with the liquidation, dissolution, and winding up is made to the holders of Common Stock, all, in accordance with the Delaware General Corporation Law

     (b) Whenever the distribution provided for in this Section 9 shall be payable in property other than cash, the value of such distribution shall be the fair market value of such property as determined in good faith by not less than a majority of the directors then serving on the Board of Directors of the Corporation. A reorganization of the Corporation, or a consolidation or merger of the Corporation with or into another corporation or entity or a sale of or other disposition of all or substantially all of the assets of the Corporation, shall not be treated as a liquidation, dissolution or winding up of the Corporation within the meaning or this
     Section 9.

     FURTHER RESOLVED, that the Statements contained in the foregoing resolutions creating and designating the number, powers, preferences and relative, optional, participating, and other special rights and the qualifications, limitations, restrictions, and other distinguishing characteristics thereof shall, upon the effective date of such series, be deemed to be included in and be a part of the Certificate of Incorporation of the Corporation pursuant to the provisions of Section 104 and 151 of the general Corporate Law of the State of Delaware.

     The foregoing resolutions were duly adopted by the Board of Directors without the requirement of shareholder action by meeting held on April 5, 2000 pursuant to the Certificate of Incorporation and the provisions of the Delaware General Corporation Law.

     IN WITNESS WHEREOF, National Auto Credit, Inc. has caused this Certificate Of Designation, Number, Powers, Preferences And Relative, Participating, Optional And Other Special Rights And The Qualifications, Limitations, Restrictions, And Other Distinguishing Characteristics Of The Series A Convertible Preferred Stock Of National Auto Credit, Inc. to be executed by its duly authorized officer, on this 5th day of April, 2000.

                              National Auto Credit, Inc.
                              By:  /s/ David Huber
                                   ---------------
                                   David Huber, Chairman of the Board
                                   and Chief Executive Officer

                                   Schedule 3

         Purchase in the past 60 days by Citadel Holding Corporation.
          --------------------------------------------------------------
             All of these transactions were open market purchases.
             -----------------------------------------------------

                02/17             15,000     1.13
                02/25              2,000     1.01
                02/25              2,500     1.01
                02/29              2,500     1.01
                03/03              1,500     1.10
                03/07             13,000     1.125
                03/07              2,000     1.125
                03/07              5,000     1.125
                03/07              5,000     1.125
                03/07              7,000     1.125
                03/07              8,500     1.125
                03/07              1,500     1.125
                03/08              1,500     1 125
                03/08              1,500     1.11
                03/08              2,000     1.12
                03/08              4,000     1.125
                03/08              5,000     1.12
                03/08              8,000     1.11
                03/08             10,000     1.125
                03/08             18,000     1.125
                03/09              5,000     1.10
                03/09             15,000     1.10
                03/09             20,000     1.10
                03/13              1,000     1.10
                03/13             24,000     1.10
                03/17              2,500     1.00
                03/17             20,000     1.00
                03/17              5,000     1.00
                03/17              5,000     1.00
                03/17             10,000      .99
                03/21              5,000     1.00
                03/21             16,500     1.00
                03/23             30,000     1.00

                   Purchases in the past 60 days by FA, Inc.
                   -----------------------------------------
     All of the shares were acquired as a part of the Exchange Transaction
     ---------------------------------------------------------------------


               04/05             8,999,900      $1.50